SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE FIRST PARAGRAPH OF THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981 and 333-153230),  AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Wins $55 Million Mega Contract from a Government Agency for its Security Solution, Dated August 19, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Eran Porat

Name: Eran Porat

Title: Vice President Finance

Dated: August 19, 2009

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EXHIBIT INDEX

99.1 Press Release: NICE Wins $55 Million Mega Contract from a Government Agency for its Security Solution, Dated August 19, 2009.

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NICE Wins $55 Million Mega Contract from a Government Agency for its Security Solution

Contract to generate revenues for NICE starting 2010, and for over a period of two to three years

Ra`anana, Israel, August 19, 2009 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it won a mega security contract from a government agency. The government agency will be implementing NICE`s NiceTrack technology, for advanced telecom interception. NICE has received an advanced payment for the first phase of the contract, which is expected to generate $55 million in revenues starting in 2010 over a period of two to three years.

The NiceTrack solution, which is part of the NICE Security Group offering, enables interception of all types of communications and generates comprehensive intelligence. NiceTrack offers a unified set of solutions for the collection and analysis of both telephony and Internet data for law enforcement, intelligence and internal security organizations. The solution provides a complete suite of operational tools and applications, which ensure that meaningful, mission-critical information is delivered on time to security decision makers and operational staff, enabling them to detect threats and achieve a fast and appropriate response.

"We are very excited about winning this large contract, which once again demonstrates the successful execution of our strategy," said Israel Livnat, President of NICE`s Security Group. "This latest selection of our NiceTrack solution signifies how technologically advanced our solutions are. We are seeing law enforcement agencies, around the world, turning to NICE for our innovative and advanced solutions to help combat crime and terror threats."

"This mega contract is an important milestone in the evolution of our Security business, one that can lead NICE to another phase of growth," said Haim Shani, Chief Executive Officer, NICE Systems Ltd. "It also demonstrates that our strategy of leveraging the company`s core competence in capturing, managing, and analyzing massive amounts of unstructured data to accelerate the success of both security and enterprise businesses, is generating significant results."

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

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Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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